SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                      International Technology Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  US 4604651079
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                                 (CUSIP Number)

                                                      with a copy to:
Krista L. Ward                                        George J. Mazin
Stark Investments                                Lowenstein, Sandler, Kohl,
150 West Market Street                               Fisher & Boylan, P.A.
Mequon, WI 53092                                     65 Livingston Avenue
(414) 241-1810                                       Roseland, New Jersey  07068
                                                     (201) 992-8700
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                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                               September 19, 1996
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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



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                             CUSIP NO. US 4604651079
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1)   Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above
     Persons):

     Michael A. Roth and Brian J. Stark (filing as joint filers pursuant to Rule 13(d)1(f)(1))

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2)   Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)                        Not
       (b)                        Applicable

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3)   SEC Use Only

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4)   Source of Funds (See Instructions):WC

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e):

                                  Not Applicable

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6)   Citizenship or Place of Organization:

                Wisconsin

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        Number of                7)    Sole Voting Power:                      0
        Share Beneficially       -----------------------------------------------
        Owned by                 8)    Shared Voting Power:           2,213,602*
        Each Reporting           -----------------------------------------------
        Person With:             9)    Sole Dispositive Power:                 0
                                 -----------------------------------------------
                                 10)   Shared Dispositive Power:      2,213,602*
                                 -----------------------------------------------

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11)   Aggregate Amount Beneficially Owned by Each Reporting Person:

      2,213,602*

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12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions):
                                  Not Applicable

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13)    Percent of Class Represented by Amount in Row (11):

       5.75*

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14)    Type of Reporting Person (See Instructions):           IN

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*       Includes:  1,878,963 Shares  beneficially  owned by Reliant Trading upon the conversion of 438,928 shares of the Issuer's preferred stock and 334,639 Shares beneficially owned by Shepherd Trading Limited upon the conversion of 78,172 shares of the Issuer's preferred stock. See Item 2 and Item 5 for additional details.

Item 1:  Security and Issuer:

This  statement  relates  to  the  Common  Stock  of  International   Technology
Corporation ("Shares"). The issuer has principal executive offices located at 23456 Hawthorne Boulevard, Suite 220, Torrance, California 90505.

Item 2:  Identity and Background:

1.
         a)       Name: Brian J. Stark
         b)       Residence or Business Address:     1500 West Market Street
                                                     Mequon, WI 53092
         c)       Occupation:   Investment Fund Manager
                                Staro Asset Management, L.L.C., Stark & Roth,
                                    Inc., Staro Partners
                                1500 West Market Street
                                Mequon, WI 53092
         d)       Convictions: none
         e)       Civil Proceedings: none
         f)       Citizenship: United States

2.
         a)       Name:   Michael A. Roth
         b)       Residence or Business Address:     1500 West Market Street
                                                     Mequon, WI 53092
         c)       Occupation:       Investment Fund Manager
                                    Staro Asset Management, L.L.C.,
                                    Stark & Roth, Inc., Staro Partners
                                    1500 West Market Street
                                    Mequon, WI 53092
         d)       Convictions: none
         e)       Civil Proceedings: none
         f)       Citizenship: United States

3.
         a)       Name: Staro Partners
         b)       State of Organization: Wisconsin
         c)       Principal Business: Securities Trading
         d)       Address of principal business:     1500 West Market Street
                                                     Mequon, WI 53092
         e)       Address of Principal Office: same
         f)       Convictions: none
         g)       Civil proceedings: none

4.
         a)       Name: Reliant Trading
         b)       State of Organization: Wisconsin
         c)       Principal Business: Securities Trading
         d)       Address of principal business:     1500 West Market Street
                                                     Mequon, WI 53092
         e)       Address of Principal Office: same
         f)       Convictions: none
         g)       Civil proceedings: none

5.
         a)       Name: Shepherd Trading Limited
         b)       State of Organization: British Virgin Islands
         c)       Principal Business: Securities Trading
                  Address of principal business: c/o International Fund
                                                 Administration, Ltd.
                                                 48 Par-La Ville Road, Suite 464
                                                 Hamilton, HM 11 Bermuda
         d)       Address of Principal Office: same
         e)       Convictions: none
         f)       Civil proceedings: none

Item 3:  Source and Amount of Funds or Other Consideration

         All funds used by Reliant Trading to purchase Shares acquired by Reliant Trading, upon conversion of the Issuer's preferred stock, were obtained from the capital contributed by the limited partners of Stark Investments, L.P. and general margin financing to Reliant Trading from brokers. The amount of funds used in making the purchases was $8,036,619. The funds used by Shepherd Trading Limited to purchase the Shares acquired by Shepherd Trading Limited, upon conversion of the Issuer's preferred stock, were obtained from the capital contributed by the shareholders of Shepherd Fund Limited. The amount of funds used in making the purchase was $1,417,976.

Item 4:  Purpose of Transaction

         The acquisition of the Shares by Reliant Trading and by Shepherd Trading Limited are solely for investment purposes. Further acquisitions, sales or short sales of securities of the issuer may be made for investment purposes, however, neither reporting person has present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5:  Interest in Securities of the Issuer

         Based upon the information contained in International Technology Corporation's quarterly report on Form 10-Q for the quarterly period ending September 30, 1996, there were issued and outstanding 36,250,511 Shares. Messrs. Stark and Roth beneficially own 2,213,602 Shares or 5.75% of the Shares. 1,878,963 of such Shares are held by Reliant Trading. Messrs. Stark and Roth have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the1,878,963 Shares by virtue of their position as members of STARO ASSET MANAGEMENT, L.L.C., the managing partner of Reliant Trading. 334,639 Shares are held by Shepherd Trading Limited. Messrs. Stark and Roth have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 334,639 Shares by virtue of their position as investment manager of Shepherd Trading Limited.

         The following Table details the transactions by Reliant Trading and Shepherd Trading Limited in shares of International Technology Corporation during the past 60 days:


                            Shepherd Trading Limited

   Date              Quantity             Price            Transaction Type

7/2/96                4,922               17.75            Open Mkt. Purchases
9/4/96                7,500               18.25            Open Mkt. Purchase
9/4/96                  200               18.25            Open Mkt. Purchase
9/9/96                1,850               18.50            Open Mkt. Purchase
9/9/96                1,200               18.50            Open Mkt. Purchase
9/9/96                3,000                2.87            Open Mkt. Sale
9/18/96             152,000                2.50            Open Mkt. Purchase
9/18/96              71,000               18.50            Open Mkt. Sale
9/19/96              62,500               18.12            Open Mkt. Purchase
9/19/96               8,500               18.00            Open Mkt. Purchase
9/19/96             152,000                2.50            Open Mkt. Sale
10/1/96               5,500                2.87            Open Mkt. Sale
10/1/96               7,100               18.37            Open Mkt. Purchase
10/3/96               7,606                2.87            Open Mkt. Sale


                                 Reliant Trading

  Date               Quantity             Price            Transaction Type

7/2/96                24,378              17.75            Open Mkt. Purchase
9/4/96                 7,500              18.25            Open Mkt. Purchase
9/9/96                 3,000               2.87            Open Mkt. Sale
10/1/96                7,100              18.37            Open Mkt. Purchase
10/1/96                5,500               2.87            Open Mkt. Sale
10/3/96                2,394               2.87            Open Mkt. Sale


          No other entity controlled by the reporting persons has traded Payco American Corporation shares within the past 60 days.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 2.

Item 7:  Material to be filed as exhibits.

         Exhibit 1: Agreement as to joint filing.

                                    EXHIBIT 1

                          AGREEMENT AS TO JOINT FILING

                             Dated November 27, 1996

     The undersigned hereby agree that the Schedule 13D with respect to International Technology Corporation dated as of the date hereof is filed on behalf of each of the undersigned jointly pursuant to Rule 13d-1(f)(1).


                                                  /s/Brian J. Stark
                                                  ______________________________
                                                  Brian J. Stark


                                                  /s/Michael A. Roth
                                                  ______________________________
                                                  Michael A. Roth

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                                 November 27, 1996


                                                 /s/Brian J. Stark
                                                 ______________________________
                                                 Brian J. Stark


                                                 /s/ Michael A. Roth
                                                 _______________________________
                                                 Michael A. Roth



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).